Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-183820 on Form F-10 and to the use of our report dated March 5, 2013 relating to the consolidated financial statements of IMRIS Inc. (the “Company”) appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2013.

/s/ Deloitte LLP

Winnipeg, Canada
March 4, 2014